UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of	July 22, 2004.

Commission File Number	33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                   .

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 11111
FAX: (02) 9251-4496

22 July 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY, NSW 2000

Dear Mr Gates

DIVESTMENTS

•     Yeast and Bakery Ingredients Group
•     Tones Bros., US herbs and spices business

Burns, Philp & Company Limited (“Burns Philp”) has today entered into agreements to sell its Yeast and Bakery Ingredients Group and its Tones Bros. herbs and spices business to Associated British Foods, plc (“ABF”) for a total price of US$1,350 million (A$1.9 billion).

Burns Philp announced on 4 March 2004, its intention to sell Tones Bros. Today’s sale to ABF represents the completion of that process, subject to compliance with requirements of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The sale of the Yeast and Bakery Ingredients Group is expected to be completed around 30 September 2004, subject to the satisfaction of certain conditions precedent, the most significant being:

•	compliance with the requirements under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

•	applicable regulatory approvals (including any foreign investment or competition authority approvals together with satisfaction of any ASX requirements);

•	no legal restraint, prohibition to completion, or regulatory action which prevents completion.

The proceeds from these divestments will be applied, as to 25% (A$475 million) against debt reduction in accordance with the group’s financial arrangements, with the balance (A$1.425 billion) deposited with our consolidated cash reserves.

Yours sincerely

HELEN GOLDING
Company Secretary

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 11111
FAX: (02) 9247-3272

22 July 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

MEDIA & ANALYSTS BRIEFING

Attached is a media release in relation to a media and analysts briefing held today.

Yours faithfully

HELEN GOLDING
Company Secretary

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Media Release Thursday, 22 July 2004	BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 11111
FAX: (02) 9251-4496

Burns Philp’s $US1.350 billion sale to Associated British Foods

Burns Philp & Company Limited (Burns Philp) has today entered into agreements to sell its Yeast and Bakery Ingredients Group and its Tones Bros. herbs and spices business to Associated British Foods, plc (ABF) for a total sale price of $US1.350 billion (approximately $A1.9 billion).

At media and analysts briefings, Burns Philp Chief Executive, Tom Degnan, said today: “ The yeast business has grown significantly under our existing management. Over several years we have done many improvements to build this business to its current strong position. In the hands of ABF, this company can continue to prosper and grow’’.

Mr Degnan pointed out that ABF also has significant bakery ingredient operations around the world and will look to utilise the yeast company’s global platform for further growth.

The proceeds from these divestments will be applied, as to 25% $US337.5 million ($A475 million) against debt reduction in accordance with the group’s financial arrangements, with the balance $US1.0125 billion ($A1.425 billion) deposited with our consolidated cash reserves.

In answer to questions regarding use of part of the proceeds, Mr Degnan said although the company had no specific acquisitions in mind, it was constantly evaluating prospects. He added that the sale of the assets to Associated British Foods would be completed ''around September 30, 2004’’.

He said the company ''would have cash on hand of about $A1.5 billion’’.

Mr Degnan confirmed that following the sale net debt for the company would be reduced from approximately $A2.6 billion to $A700 million and that the gain on the transaction would be more than $A500 million.

He said ABF became interested in the yeast business following on from its decision to tender for the Tones Bros. business.

Burns Philp announced on 4 March 2004 its intention to sell Tones Bros. The sale announced today to ABF represents the completion of that process, subject to compliance with requirements of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The sale of the Yeast and Bakery Ingredients Group is expected to be completed around 30 September 2004, subject to the satisfaction of certain conditions precedent, the most significant being:

•	compliance with the requirements under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

•	applicable regulatory approvals (including any foreign investment or competition authority approvals together with satisfaction of any ASX requirements);

•	no legal restraint, prohibition to completion, or regulatory action which prevents completion.

For further information

Contact:
Tom Degnan, Burns Philp	Tel) 02 9259 1348
Graham Canning, Cannings	Tel) 02 9252 0622

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED (Registrant)

Date July 22, 2004	By	/s/ Helen Golding

(Signature) *
HELEN GOLDING
Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer